SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: 2 September 2008	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

To: Business Editor

[For Immediate Release]

Shanghai Petrochemical Announces 2008 Interim Results

Turnover increases by 22.55%;

But Operating Results Decline due to High Crude Oil Prices

Hong Kong, August 27, 2008 … Sinopec Shanghai Petrochemical Company Limited (“Shanghai Petrochemical” or the “Company”) (HKEx:338; SSE: 600688; NYSE: SHI) announced today the unaudited operating results of the Company and its subsidiaries (the “Group”) for the six-month period ended June 30, 2008 (the “Period”) prepared under International Financial Reporting Standards (“IFRS”).

Under IFRS, turnover of the Group during the Period amounted to RMB32,867.1 million, up RMB6,046.9 million and representing an increase of 22.55% year-on-year. Loss before taxation was RMB433.8 million, while loss after taxation attributable to equity shareholders of the Company amounted to RMB358.1 million. Basic loss per share was RMB0.050 (basic earnings per share for 2007 interim: RMB0.248). The board of directors does not recommend the payment of any interim dividend for 2008 (2007 interim: Nil).

Mr. Rong Guangdao, Chairman of Shanghai Petrochemical, said, “In the first half of 2008, the domestic petrochemical industry was faced with a serious situation where international oil prices soared to high levels, repeatedly hitting record highs; prices of production materials rose continuously; refined oil products prices and crude oil prices were seriously inverted as a result of the government’s stringent control over the prices of refined oil products; and market competition was ever-intensifying. As a result, all domestic oil refining businesses posted losses and the petrochemical industry witnessed an obvious decline in profitability. In light of such grim situation, the Group fully implemented the overall cost leadership strategy as its main course of action. The Group further improved its production operation, adjusted the assets and product mix, enhanced internal management and strove for cost and expense reductions. In the first half of the year, the Group maintained stable operations and production, without encountering any major incidents in production, safety or environmental protection. The performance of major technical and economic indicators was satisfactory with total production output reaching 5.0687 million tons, up 15.43% year-on-year, whereas operating results posted a substantial decrease over the same period last year due to impact of changes in the external operating environment and policy-related factors.”

In the first half of 2008, the Group realized net sales of RMB32,294.4 million, up 22.01% over the same period last year, among which net sales derived from petroleum products, intermediate petrochemicals and resins and plastics increased by 43.88%, 44.30% and 5.51% year-on-year respectively, while net sales of synthetic fibres reported an 8.18% dip year-on-year.

As for production operation, the Group processed 5.0665 million tons of crude oil, an increase of 553.8 thousand tons or 12.27% year-on-year. Of the total processed amount, imported oil and offshore oil amounted to 4.8933 million tons and 173.2 thousand tons respectively. The output of gasoline and diesel amounted to 417.3 thousand tons and 1.8897 million tons respectively, up 43.50% and 38.93% year-on-year respectively. Production of jet fuel was 336.9 thousand tons, down 4.15% year-on-year. The output of ethylene and propylene amounted to 480.9 thousand tons and 265.0 thousand tons respectively, representing respective increases of 0.92% and

6.85% year-on-year. Output of synthetic resins and plastics amounted to 536.1 thousand tons, down 3.99% year-on-year. The output of synthetic fibre monomers and synthetic fibre polymers amounted to 487.9 thousand tons and 304.6 thousand tons respectively, up 13.28% and 0.73% year-on-year respectively. Output of synthetic fibres dropped 9.00% to 147.7 thousand tons. The Group’s output-to-sales ratio and receivable recovery ratio remained at satisfactory levels in the first half of the year, standing at 99.03% and 98.47% respectively.

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Shanghai Petrochemical Announces 2008 Interim Results…p.2

In the first half of 2008, the Group’s weighted average cost of crude oil rose RMB1,521.13/ton or 42.88% on a year-on-year basis to RMB5,068.88/ton. With the average prices of crude oil having soared, the Group’s total cost of crude oil processed during the Period shot up 60.50% year-on-year to RMB25,681.50 million. Crude oil costs accounted for 75.05% of the Group’s cost of sales.

During the Period, the construction of the Group’s structural adjustment projects continued to move forward. The 600,000-ton/year PX aromatics complex and the 150,000-ton/year C5 separation plant, adding flue-gas desulphurization facilities to No.3 and No.4 furnaces of the coal-fired power plant, the flare-gas recovery expansion project and the 220,000-volt transformer station renovation project were proceeding as scheduled.

Looking ahead, Mr. Rong Guangdao said, “In the second half of 2008, the average cost of crude oil may continue to climb. Since the significant loss in the Company’s oil refining operations arising from the inversion between refined oil product prices and crude oil prices in the country may not be reversed within a short period of time. On one hand, whether the State’s financial subsidy policies to ensure the supply of refined oil products will change or continue remains to be seen. On the other hand, in line with the recent sharp drop in international oil prices, prices of downstream petrochemicals witnessed a decline, and the Company has yet to process these already purchased expensive crude oil in transit and in stock. The Group cannot be optimistic about the extremely tough production and operation environment. In light of the above unfavorable conditions, the Group will continue to strengthen management work to ensure smooth, stable and optimized production operations; further implement the overall cost leadership strategy amid the challenges posed by high oil prices; dedicate efforts on corporate development tasks, steadily pushing ahead reforms on the Company’s internal systems and mechanisms; and strengthen team building among staff to further improve the Company’s operating efficiency.”

Shanghai Petrochemical is one of the largest petrochemical companies in the PRC and was one of the first Chinese companies to effect a global securities offering. Located in Jinshan District in the southwest of Shanghai, it is a highly integrated petrochemical complex which processes crude oil into a broad range of products in synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum categories.

***

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the PRC economy may not grow at the same rate in future periods as it has in the last several years, or at all, including as a result of the PRC government’s macro-economic control measures to curb over-heating; uncertainty as to global economic growth in future periods; the risk that prices of the Company’s raw materials, particularly crude oil, will continue to increase; not be able to raise its prices accordingly which would adversely affect the Company’s profitability; the risk that new marketing and sales strategies may not be effective; the risk that fluctuations in demand for the Company’s products may cause the Company to either over-invest or under-invest in production capacity in one or more of its four major product categories; the risk that investments in new technologies and development cycles may not produce the benefits anticipated by management; the risk that the trading price of the Company’s shares may decrease for a variety of reasons, some of which may be beyond the control of management; competition in the Company’s existing and potential markets; and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update this forward-looking information, except as required under applicable law.

– End –

Encl: Consolidated Income Statement (Unaudited)

For further information, please contact:

Ms. Christy Lai / Ms. Leona Zeng

Rikes Hill & Knowlton Communications Limited

Tel: (852) 2520 2201

Fax: (852) 2520 2241

…/3

Shanghai Petrochemical Announces 2008 Interim Results…p.3

Sinopec Shanghai Petrochemical Company Limited

2008 Interim Results

(Prepared under International Financial Reporting Standards)

Consolidated Income Statement (Unaudited)

	Six-month period ended 30 June
	2008 RMB’000		2007 RMB’000
Turnover		32,867,105		26,820,241
Sales taxes and surcharges		(572,750)		(352,076)

Net sales		32,294,355		26,468,165
Other income		1,627,727		—
Cost of sales		(34,218,330)		(24,413,090)

Gross (loss) / profit		(296,248)		2,055,075
Selling and administrative expenses		(270,356)		(243,101)
Other operating income		56,363		63,414
Other operating expenses:
— Employee reduction expenses		(35,631)		(50,733)
— Others		(32,777)		(64,805)

Total other operating expenses		(68,408)		(115,538)

(Loss) / profit from operations		(578,649)		1,759,850

Financial income		97,314		36,766
Financial expenses		(236,348)		(125,523)

Net financing costs		(139,034)		(88,757)

Investment income		131,772		413,119
Share of profits of associates and jointly controlled entities		152,101		384,912

(Loss) / profit before taxation		(433,810)		2,469,124
Taxation		102,120		(653,094)

(Loss) / profit after taxation		(331,690)		1,816,030

Attributable to:
Equity shareholders of the Company		(358,080)		1,785,569
Minority interests		26,390		30,461

(Loss) / profit after taxation		(331,690)		1,816,030

Basic (loss) / earnings per share	RMB	(0.050)	RMB	0.248

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Overseas Regulatory Announcement

Resolutions of the Fourth Meeting of the Sixth Session

of the Board of Directors

The Company and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and jointly and severally accept full responsibility for any false representation or misleading statements contained in, or material omissions from this announcement.

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The directors were informed of the convening of the fourth meeting of the sixth session of the board of directors of Sinopec Shanghai Petrochemical Company Limited (the “Company”) (the “Meeting”) via facsimile and mail on 13 August 2008. The Meeting was held on 27 August 2008 by means of correspondence. Of the 12 directors entitled to attend the Meeting, 10 of them attended the Meeting. Directors Mr. Lei Dianwu and Mr. Xiang Hanyin were absent due to business engagement and they had authorized Mr. Rong Guangdao, Chairman, as their irrevocable voting proxies. The supervisory committee members and senior management of the Company attended the Meeting. The Meeting complied with the requirements of PRC Company Law and the articles of associations of the Company. Mr Rong Guangdao, Chairman of the Company, presided over the Meeting. The Meeting considered and approved the following resolutions:

Resolution 1 The 2008 interim report (full report and its summary) and the announcement of the interim report were considered and approved. The Chairman and the secretary to the board of directors (the “Board”) were authorized to submit the relevant information in respect of the interim report in accordance with the applicable requirements to the China Securities Regulatory Commission

(“CSRC”), the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited, the U.S. Securities and Exchange Commission and the New York Stock Exchange (with 12 votes in favor, 0 vote against, 0 abstention);

In the first half of 2008, the crude oil costs of the Company surged substantially as the international oil prices soared continually to high levels, reaching a historic high in July. Petroleum products prices and crude oil prices were seriously inverted as a result of the government’s stringent control over the domestic prices of petroleum products, leading to a severe loss in the Company’s oil refining operation. On the other hand, in line with the recent rapid dip in the international oil prices, downstream petrochemicals prices witnessed a decline and the Company has yet to gradually dispose of the expensive crude oil in transit and in stock. Besides, whether the government will continue the policy of giving reasonable subsidies to the processing of imported processed crude oil in the second half is still uncertain. Thus, it is expected the Group will suffer a bigger loss in its overall results for the nine-month period ended 30 September 2008 (adjusted net profit attributable to equity shareholders of the Company for the nine-month period ended 30 September 2007 prepared under China Accounting Standards for Business Enterprises amounted to RMB1,664,225,000).

Resolution 2 In consideration of international practice and the time and cost needed for an interim results audit due to the CSRC’s requirement of audited interim results for interim dividend distribution and in view of the actual circumstances of the Company, the Board’s resolution of not declaring an interim dividend was considered and approved (with 12 votes in favor, 0 vote against, 0 abstention).

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 27 August 2008

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

2008 Interim Results Announcement

§1	IMPORTANT MESSAGE

1.1	The board of directors (the “Board”) and Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its directors, supervisors and senior management warrant that there are no false representations or misleading statements contained in, or material omission from this report, and severally and jointly accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this report.

This summary of the interim report is extracted from the full text of the interim report. The full report is published on www.sse.com.cn simultaneously. For detailed content, investors are advised to read the full text of the interim report.

1.2	Directors Lei Dianwu and Xiang Hanyin were absent from the 4th Meeting of the Sixth Session of the Board due to business engagement. Mr. Lei Dianwu and Mr. Xiang Hanyin had appointed and authorized Mr. Rong Guangdao, Chairman, as their irrevocable voting proxies. The Board considered and approved the 2008 Interim Report.

1.3	The interim financial statements of the Company for the six-month period were unaudited.

1.4	The Company did not have any application of funds by major shareholder.

1.5	Mr. Rong Guangdao, Chairman and President of the Company, Mr. Han Zhihao, Director and Chief Financial Officer overseeing the accounting operations and Mr. Zhou Meiyun, Finance Manager (Accounting Chief) hereby warrant the truthfulness and completeness of the financial report contained in this report.

§2	CORPORATE INFORMATION

2.1	Corporate Information

Stock Abbreviation
Shares Stock Code	600688
Stock Exchange Listing	Shanghai Stock Exchange
Stock Abbreviation	Shanghai Petrochemical
Shares Stock Code	338
Stock Exchange Listing	Hong Kong Exchanges and Clearing Limited
Stock Abbreviation	SHI
Stock Exchange Listing	New York Stock Exchange

	Secretary to the Board	Securities representative
Name	Zhang Jingming	Tang Weizhong
Correspondence Address	48 Jinyi Road Jinshan District Shanghai People’s Republic of China	Suite B, 28/F Huamin Empire Plaza 728 West Yan’an Road Shanghai People’s Republic of China
Telephone	86-21-57943143	86-21-52377880
Fax	86-21-57940050	86-21-52375091
E-mail	spc @spc.com.cn	tom @spc.com.cn

2.2	Major Financial Data and Indicators

Prepared under China Accounting Standards for Business Enterprises

2.2.1	Major Accounting Data and Financial Indicators (unaudited)

Unit: RMB’000

	As at the end of this reporting period	As at the end of the previous year	Increase/ decrease at the end of this reporting period as compared to the end of the previous year (%)
Total assets	31,535,422	30,494,334	3.41
Shareholders’ equity (excluding minority interests)	19,823,791	20,999,444	-5.60
Net asset value per share attributable to equity shareholders of the Company (RMB)	2.753	2.917	-5.62

Unit: RMB’000

	For the six-month period ended 30 June 2008 (reporting period)	Corresponding period of the previous year		Increase/decrease during this reporting period as compared to the corresponding period of the previous year (%)
		(After adjustment)Note	(Before adjustment)Note
Operating (loss)/profit	(2,065,089)	2,494,833	2,493,081	-182.77
(Loss)/profit before taxation	(448,939)	2,453,995	2,452,243	-118.29
Net (loss)/profit attributable to equity shareholders of the Company	(372,772)	1,758,290	1,751,897	-121.20
Net (loss)/profit attributable to equity shareholders of the Company excluding non-recurring items	(1,655,889)	1,551,321	1,510,975	-206.74
Basic (loss)/earnings per share (RMB)	(0.052)	0.244	0.243	-121.31
Basic (loss)/earnings per share excluding non-recurring items (RMB)	(0.230)	0.215	0.210	-206.98
Diluted (loss) /earnings per share (RMB)	(0.052)	0.244	0.243	-121.31
Fully diluted return on net assets (%)	(1.880)	8.329	8.285	10.209 percentage points decrease
Net cash flow from operating activities	(808,818)	1,335,255	1,335,255	-160.57
Net cash flow per share from operating activities (RMB)	(0.112)	0.185	0.185	-160.54

Note:	After the publication of 2007 interim report by the Group (the Company and its subsidiaries), further interpretations on China Accounting Standards for Business Enterprises (2006) were issued. The Group reviewed the consolidated income statement for the six-month period ended 30 June 2007 in accordance with these interpretations during the preparation of the 2008 interim report. As a result, the comparative figures of the corresponding period of the previous year have been restated accordingly.

2.2.2	Non-recurring items and amounts

Unit: RMB’000

Non-recurring items	From the beginning for the year to the end of the reporting period Amount
Gain from disposal of non-current assets	135,527
Subsidy income	1,627,727
Employee reduction expenses	(35,631)
Net expense of non-operating income/(expenses) other than those mentioned above	(16,754)
Less: Tax effect of the above items	(427,717)

Total	1,283,152

Include: Non-recurring items attributable to equity shareholders of the Company	1,283,117
Non-recurring items attributable to minority shareholders	35

2.2.3	Differences between financial statements prepared under China Accounting Standards for Business Enterprises and IFRS

Unit: RMB’000

	Net (loss)/profit attributable to equity shareholders of the Company		Total equity attributable to equity shareholders of the Company (excluding minority interests)
	This Period	Last Period	At the beginning of the period	At the end of the period
Under China Accounting Standards for Business Enterprises	(372,772)	1,758,290	20,999,444	19,823,791
Under IFRS	(358,080)	1,785,569	20,648,038	19,487,077

For details, please refer to Section 7.5.

§3.	CHANGE IN SHARE CAPITAL AND INFORMATION ON SHAREHOLDERS

3.1	Number of Shareholders and their Shareholdings

Unit: Share

Total number of shareholders as at the end of the reporting period	171,866

Shareholdings of the top ten shareholders

Name of shareholder	Type of shareholder	Percentage of total shareholding (%)	Number of shares held	Increase/ decrease during the reporting period	Type of shares	Number of Non-circulating shares held	Number of shares pledged or frozen
China Petroleum & Chemical Corporation	State-owned Shareholder	55.56	4,000,000,000	—	Non-circulating	4,000,000,000	Nil

HKSCC (Nominees) Ltd.	Foreign Shareholder	32.03	2,305,802,101	2,104,000	Circulating	—	Unknown

China Minsheng Banking Corp., Ltd. — Orient Jing Xuan Hun He Xing Kai Fang Shi Securities Investment Fund	Others	1.04	74,781,220	16,148,751	Circulating	—	Unknown

Shanghai Kangli Gong Mao Company	Others	0.23	16,730,000	—	Non-circulating	16,730,000	Unknown

Zhejiang Province Economic Construction and Investment Company	Others	0.17	12,000,000	—	Non-circulating	12,000,000	Unknown

Agricultural Bank of China — Zhongyou Core Growth Equity Securities Investment Fund	Others	0.08	6,116,696	Unknown	Circulating	—	Unknown

Bank of China-Harvest Shanghai and Shenzhen 300 Index Securities Investment Fund	Others	0.08	6,040,176	752,571	Circulating	—	Unknown

Shanghai Textile Development Company	Others	0.08	5,650,000	—	Non-circulating	5,650,000	Unknown

Shanghai Xiangshun Shiye Company Limited	Others	0.08	5,500,000	—	Non-circulating	5,500,000	Unknown

International Finance — Standard Chartered — CITIGROUP GLOBAL MARKETS LIMITED CITIGROUP GLOBAL MARKETS LIMITED	Others	0.06	4,248,135	Unknown	Circulating	—	Unknown

Shareholdings of the top ten holders of circulating shares

Name of shareholder	Number of shares in circulation held	Type of shares
HKSCC (Nominees) Ltd.	2,305,802,101	Overseas listed foreign shares

China Minsheng Banking Corp., Ltd. — Orient Jing Xuan Hun He Xing Kai Fang Shi Securities Investment Fund	74,781,220	RMB-denominated ordinary shares

Agricultural Bank of China — Zhongyou Core Growth Equity Securities Investment Fund	6,116,696	RMB-denominated ordinary shares

Bank of China-Harvest Shanghai and Shenzhen 300 Index Securities Investment Fund	6,040,176	RMB-denominated ordinary shares

International Finance — Standard Chartered — CITIGROUP GLOBAL MARKETS LIMITED -CITIGROUP GLOBAL MARKETS LIMITED	4,248,135	RMB-denominated ordinary shares

Agricultural Bank of China —Zhongyou Core Prime Equity Securities Investment Fund	3,445,520	RMB-denominated ordinary shares

China Construction Bank—Bosera Yufu Securities Investment Fund	3,394,080	RMB-denominated ordinary shares

Shanghai Junfa Trading Company Limited	2,350,000	RMB-denominated ordinary shares

Bank of China—ICBCCS Core Value Equity Fund	2,242,947	RMB-denominated ordinary shares

Guotai Junan-CCB-The Hongkong and Shanghai Banking Corporation Limited	2,005,147	RMB-denominated ordinary shares

Description of any connected relationship or connected parties relationships among the above shareholders	Of the above-mentioned shareholders, China Petroleum & Chemical Corporation (“Sinopec Corp.”), the State-owned shareholder, does not have any connected relationship with the other shareholders, and is not a concert party of the other shareholders under the “Administrative Measures on Acquisition of Listed Companies”. Of the above-mentioned shareholders, HKSCC (Nominees) Limited is a nominee shareholder. Apart from the above, the Company is not aware whether there are other connected relationships amongst the other shareholders, and whether they are concert parties under the “Administrative Measures on Acquisition of Listed Companies”.

3.2.	Interest and short positions of substantial shareholders and other persons in shares of the Company and the underlying shares

As at 30 June 2008, the interests and short positions of the Company’s substantial shareholders and other persons who are required to disclose their interests pursuant to Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (“SFO”) (i.e. those who are entitled to exercise, or control the exercise of, 5% or more of the voting power at any general meeting of the Company but excluding the directors, supervisors and senior management of the Company) in the shares and underlying shares of the equity derivatives of the Company as recorded in the register which is required to be kept under Section 336 of the SFO were as set out below:

(i)	Interests in ordinary shares of the Company

Name of shareholders	Number and type of shares held	% of total issued share capital	% of shareholding in the Company’s total issued H share	Capacity
China Petroleum & Chemical Corporation	4,000,000,000 promoter legal person shares (L)	55.56	—	Beneficial owner

UBS AG	178,091,550(L) 6,315,071(S)	2.47(L) 0.09(S)	7.64(L) 0.27(S)	Beneficial owner; investment managers; others (Lending pool)

Citigroup Inc.	178,077,175(L)	2.47(L) 0.09(S)	7.64(L) 0.27(S)	Beneficial owner, investment managers; others (Lending pool)
	6,377,744(S)	1.59(P)	4.91(P)
114,345,155(P)

Government of Singapore Investment Corporation Pte. Ltd.	137,443,700(L)	1.91(L)	5.90(L)	Beneficial owner; investment managers; others (Lending pool)

(L): Long position (S): Short position (P): Lending pool

Save as disclosed above, no short positions of substantial shareholders or other persons who are required to disclose their interests pursuant to Part XV of the SFO in the shares or underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

(ii)	Short positions in the shares and the underlying shares of the Company

As at 30 June 2008, no short positions of substantial shareholders or other persons who are required to disclose their interests pursuant to Part XV of the SFO in the shares or underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

§4.	DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

4.1	Change in shareholdings of directors, supervisors and senior management

During the reporting period, there were no changes to the numbers of shares of the Company held by the directors, supervisors and senior management of the Company. The actual numbers of shares in the issued share capital of the Company held by the directors, supervisors and senior management as at the end of the reporting period were as follows:

Unit: share

Name	Position	Number of shares held at the beginning of the period	Number of shares held at the end of the period	Change in the number of shares held
Rong Guangdao	Chairman and President	3,600	3,600	No Change

Du Chongjun	Vice Chairman and Vice President	1,000	1,000	No Change

Han Zhihao	Director and Chief Financial Officer	Nil	Nil	No Change

Li Honggen	Director and Vice President	Nil	Nil	No Change

Shi Wei	Director and Vice President	Nil	Nil	No Change

Dai Jinbao	Director	Nil	Nil	No Change

Lei Dianwu	External Director	Nil	Nil	No Change

Xiang Hanyin	External Director	Nil	Nil	No Change

Chen Xinyuan	Independent Director	Nil	Nil	No Change

Sun Chiping	Independent Director	Nil	Nil	No Change

Jiang Zhiquan	Independent Director	Nil	Nil	No Change

Zhou Yunnong	Independent Director	Nil	Nil	No Change

Gao Jinping	Chairman of Supervisory Committee	Nil	Nil	No Change

Zhang Chenghua	Supervisor	Nil	Nil	No Change

Wang Yanjun	Supervisor	Nil	Nil	No Change

Zhai Yalin	External Supervisor	Nil	Nil	No Change

Wu Xiaoqi	External Supervisor	Nil	Nil	No Change

Liu Xiangdong	Independent Supervisor	Nil	Nil	No Change

Yin Yongli	Independent Supervisor	Nil	Nil	No Change

Zhang Jianping	Vice President	Nil	Nil	No Change

Tang Chengjian	Vice President	Nil	Nil	No Change

Zhang Jingming	Company Secretary and General Counsellor	Nil	Nil	No Change

Shares held by the above individuals are A shares and represented their personal interests in their capacity as beneficial owners.

Interests and short positions of directors and supervisors in shares, underlying shares and debentures of the Company

Save as disclosed above, as at 30 June 2008, none of the directors or supervisors of the Company had any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register which is required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the “Model Code”).

As at 30 June 2008, none of the directors or supervisors of the Company or their respective spouses and children under 18 years of age had been granted by the Company or had exercised any rights to subscribe for shares or debentures of the Company or any of its associated corporations.

§5.	REPORT OF THE DIRECTORS

Discussion and analysis of the overall operation during the reporting period

The following discussion and analysis should be read in conjunction with the unaudited financial statements of the Group and notes in the interim report. The financial data involved hereinafter are extracted from the unaudited financial statements prepared in accordance with IFRS.

Business review and discussion on the operating results

In the first half of 2008, a marked slowdown in the global economy was witnessed due to the escalating turbulence in the global financial markets caused by the subprime lending crisis in the United States, as well as mounting pressure on inflation around the world exerted by spiraling international oil prices and soaring grain prices. The PRC economy has surmounted the threats posed by successive natural disasters and developed along the direction as planned by the macro-economic control measures. It enjoyed a stable and fast growth in general, with GDP reaching 10.4%. The domestic petrochemical industry continued to grow. Under the combined impact of continuously rising prices in energy and raw materials, soaring costs and strengthened macro-economic control measures, the excessive growth in production was curbed and a balance between demand and supply was basically observed. Prices of a majority of products rose within a limited range. All domestic oil refining businesses posted losses and the petrochemical industry saw an obvious decline in profitability.

In the first half of 2008, the Group was confronted with the international oil prices soaring to high levels and repeatedly hitting record highs, as well as a continuous price rise in production materials. It was faced with a situation where refined oil products prices and crude oil prices were seriously inverted as a result of the government’s stringent control over the prices of refined oil products and where market competition was ever-intensifying. In light of such grim situation, the Group fully implemented the overall cost leadership strategy and endeavored to build up a harmonious organization as its main course of action. The Group further improved its production operation, adjusted the assets and product mix, enhanced internal management and strove for cost and expense reductions. In the first half, the Group maintained stable operations and production, without encountering any major incidents in production, safety or environmental protection. The performance of major technical and economic indictors was satisfactory with total production output reaching 5.0687 million tons, up 15.43 #% year-on-year. The output-to-sales ratio and the receivable recovery ratio remained at satisfactory levels whereas operating results posted a substantial decrease over the same period last year. For the six-month period ended 30 June 2008, the Group’s turnover was RMB32,867.1 million, up RMB6,046.9 million or 22.55% year-on-year. Profit before taxation of RMB-433.8 million was realized, representing a decrease of RMB2,902.9 million over the same period last year. Meanwhile, profit after taxation and minority interests amounted to RMB-358.1 million, representing a decrease of RMB 2,143.7 million over the same period last year.

In the first half of 2008, the Group processed 5.0665 million tons of crude oil, an increase of 553.8 thousand tons or 12.27% year-on-year. Of the total processed amount, imported oil and offshore oil amounted to 4.8933 million tons and 173.2 thousand tons respectively. The output of gasoline and diesel amounted to 417.3 thousand tons and 1.8897 million tons respectively, up 43.50% and 38.93% year-on-year. Production of jet fuel was 336.9 thousand tons, down 4.15% year-on-year. The output of ethylene and propylene amounted to 480.9 thousand tons and 265.0 thousand tons respectively, representing respective increases of 0.92% and 6.85% year-on-year. On the other hand, the output of synthetic resins and plastics amounted to 536.1 thousand tons, down 3.99% year-on-year. The output of synthetic fibre monomers amounted to 487.9 thousand tons, up 13.28% year-on-year, while synthetic fibre polymers amounted to 304.6 thousand tons, up 0.73% over the same period last year. However, the output of synthetic fibres dropped 9.00% to 147.7 thousand tons. The Group’s output-to-sales ratio and receivable recovery ratio in the first half of the year were 99.03% and 98.47% respectively.

The following table sets forth the Group’s sales volumes and net sales, net of sales taxes and surcharges, for the reporting period:

	For the six-month period ended 30 June
	2008			2007
	Sales Volume (‘000 tons)	Net Sales (in RMB million)	% of Total	Sales Volume (‘000 tons)	Net Sales (in RMB million)	% of Total
Self-produced products
Synthetic Fibres	153.4	2,108.6	6.53	157.8	2,296.4	8.68
Resins and Plastics	775.0	8,533.9	26.43	802.4	8,088.4	30.56
Intermediate Petrochemicals	710.8	6,038.3	18.70	593.1	4,184.5	15.80
Petroleum Products	3,138.4	14,074.8	43.58	2,547.3	9,782.5	36.96
Others	—	1,538.8	4.76	—	2,116.4	8.00

Total	4,777.6	32,294.4	100.00	4,100.6	26,468.2	100.00

In the first half of 2008, the Group realized net sales of RMB32,294.4 million, up 22.01% over the same period last year, among which net sales derived from petroleum products, intermediate petrochemicals and resins and plastics increased by 43.88%, 44.30% and 5.51% year-on-year respectively, while net sales of synthetic fibres reported an 8.18% dip year-on-year. The increases were mainly due to continued increases in the prices of energy and raw materials and the increased product prices and sales volume of petroleum products, intermediate petrochemicals and resins and plastics, while the decrease in net sales of synthetic fibres was attributable to a drop in sales volume and prices. Compared to the first half of 2007, the average prices (excluding tax) of the Group’s petroleum products, intermediate petrochemicals and resins and plastics increased by 16.67%, 20.40% and 9.23% respectively, whereas the average price (excluding tax) of synthetic fibres slid 5.50% during the reporting period. However, when compared to the second half year of 2007, the average prices (excluding tax) of the first three products out of the above four products increased 12.56%, 4.68% and 5.56% respectively, while the average price of synthetic fibres fell 6.53%.

A majority of the Group’s products were sold in eastern China.

During the first six months of 2008, the Group’s cost of sales increased by 40.16% year-on-year to RMB34,218.3 million, accounting for 105.96% of the net sales.

Crude oil is the Group’s major raw material. Affected by various factors such as continued growth in global demand, limited capabilities to increase output by major oil producing countries, geo-political factors, the depreciation of the US dollar and trading activities of speculative funds, prices of international crude oil have been hovering around the high level of US$100/barrel since the end of February and were up to US$140/barrel. During the first half of the year, the average price of Brent crude oil was approximately US$111/barrel, rising approximately 73% from the average price of US$64/barrel year-on-year. This resulted in a year-on-year rise of RMB1,521.13/ton to RMB5,068.88/ton for our weighted average cost of crude oil in the first half of 2008, representing a 42.88% increase. With the average prices of crude oil having soared, the Group’s total cost of crude oil processed during the reporting period shot up 60.50% year-on-year to RMB25,681.50 million. The crude oil costs accounted for 75.05% of the Group’s cost of sales in the first half of the year.

Expenses for other ancillary materials amounted to RMB5,641.4 million in the first half of 2008, up 9.32% as compared to the same period last year, mainly due to increases in both the prices of raw materials and the volume of intermediate petrochemicals purchased to meet production needs. Depreciation and maintenance costs of the Group during the reporting period amounted to RMB833.7 million and RMB385.0 million respectively, both of which increased slightly from a year ago. Energy and power costs increased by RMB377.4 million to RMB919.3 million, as a result of year-on-year increases to various degrees in both purchase volumes and purchase prices of coal for power generation and external electricity. The Group made a provision for the decline in value of inventories of RMB71.9 million during the reporting period.

The Group’s selling and administrative expenses in the first half of 2008 amounted to RMB270.4 million, up 11.23% from RMB243.1 million recorded last year. The increase was caused by the rise in sales and transportation expenses as a result of the increase in sales volume during the reporting period.

The Group’s other operating expenses in the reporting period dropped RMB47.1 million year-on-year to RMB68.4 million, mainly as a result of a decrease in employee reduction expenses during the reporting period.

Net financing costs of the Group in the first half of 2008 increased by 56.53% on a year-on-year basis to RMB139.0 million, mainly due to the 31.86% increase in the Group’s short-term loans over the same period last year and the increase in the lending interest rates.

The Group’s profit after taxation and minority interests decreased from RMB1,785.6 million in the first half of 2007 to RMB-358.1 million in the first half of 2008, representing a drop of RMB2,143.7 million.

During the first half of 2008, the Group recognized grant income of RMB1,627.7 million (among the grant income, RMB1,619.9 million was financial grant income) and such subsidy was not received in the same period of last year. These grants were mainly for compensation of losses incurred due to the distortion of the correlation of domestic refined oil product prices and crude oil prices, and the measures taken by the Group to stabilize the supply in the PRC petroleum product market during the period. There are no unfilled conditions and other contingencies attached to the receipts of these grants. There is no assurance that the Group will continue to receive such grants in the future.

Liquidity and capital resources

The Group’s net cash used in operating activities amounted to RMB1,056.2 million for the first half of 2008, as compared with a net cash inflow of RMB1,243.4 million of the corresponding period last year. The Group’s gross profit was RMB-296.2 million during the first half of 2008 and was RMB2,055.1 million during the first half of 2007, it led to a decrease of operating cash inflow of RMB2,351.3 million.

During the first half of 2008, net cash generated from investing activities amounted to RMB120.0 million, a decrease of net cash inflow of RMB23.0 million year-on-year. The main reason was: (1) a decrease in cash generated from investing activities of RMB281.3 million due to a decrease of proceeds from sale of available-for-sale financial assets during the first half of 2008, and (2) a decrease in cash used in investing activities of RMB257.0 million due to a year-on-year decrease in the Group’s capital expenditures during the period.

During the first half of 2008, net cash generated from financing activities of the Group amounted to RMB802.8 million, an increase of net cash inflow of RMB2,281.4 million year-on-year, since the Group’s borrowings increased for working capital purpose during the first half of 2008.

Borrowings and debts

The Group’s long-term borrowings are mainly applied to its capital expansion projects. In general, the Group arranges long-term borrowings according to its capital expenditure plans, and in overall terms there are no seasonal borrowings. Short-term debts are used to meet the Group’s needs for working capital during the normal course of production operation. The Group’s borrowings as at the end of the first half of 2008 amounted to RMB 5,742.4 million, up RMB1,011.2 million as compared with the beginning of the period. Among the borrowings, short-term debts increased by RMB1,230.6 million while long-term borrowings decreased by RMB219.4 million respectively.

As at 30 June 2008, guarantees provided by the Group to the Company’s joint ventures and associates in favor of various banks, together with the contingent liabilities to be undertaken on the guarantees provided by the joint ventures to various third parties, amounted to RMB30.7 million.

Risks associated with exchange rate fluctuation

Since the Group purchases its major raw materials, particularly crude oil, from overseas sources and exports a portion of the Group’s petrochemical products directly as well, exchange rate changes will indirectly affect the prices of the Group’s raw materials and petrochemical products. This may, in turn, have a discernible impact on the Group’s profitability. In addition, as discussed above, a change in the relevant exchange rates will affect the level of the Group’s financial expenses since a part of the Group’s debts is denominated in foreign currencies. Accordingly, the Group’s profitability will be affected as well.

Capital Expenditure

In the first half of 2008, the construction of the Group’s structural adjustment projects continued to move forward. The 600,000-ton/year PX aromatics complex and the 150,000-ton/year C5 separation plant, adding flue gas desulphurization facilities to No. 3 and No. 4 furnaces of coal-fired power plants, the flare-gas recovery expansion project and the 220,000-volt transformer station alteration project were proceeding as scheduled.

In the first half of the year, the Group’s capital expenditure amounted to RMB 416.0 million, mainly comprising capital injections into the 600,000-ton/year aromatics complex and the 150,000-ton/year C5 segregation plant as well as other technological renovation projects. In the second half of the year, the Group will continue to proactively push forward the above construction projects and other projects including technological renovation, safety and environmental protection, energy conservation and consumption reduction. The Group plans to fund the capital expenditure from operating cash and banking facilities.

Liability-to-asset ratio

As at 30 June 2008, the Group’s liability-to-asset ratio was 36.86%, compared to 29.82% as at 31 December 2007. The ratio is calculated using this formula: total liabilities/ total assets.

Employees

As at 30 June 2008, the Group’s employees totaled at 18,418. The staff costs for the period ended 30 June 2008 totaled at RMB673.1 million.

Income tax

Since the official implementation of the “Enterprise Income Tax Law of the People’s Republic of China” on 1 January 2008, the enterprise income tax rate has been uniformly adjusted to 25%. The Group’s income tax rate was adjusted from 33% last year to 25% correspondingly.

Disclosure required by the Listing Rules

Save as disclosed herein, pursuant to paragraph 40 in Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), the Company confirmed that there have been no material changes in the existing information of the Company relating to the matters as set out in paragraph 32 in Appendix 16 and the information disclosed in the Company’s 2007 annual report.

Market outlook and work plans for the second half of the year

In the second half of 2008, uncertainties and instabilities will still exist in the global economy and present developing and developed countries with huge challenges. The PRC economy will not be immune from the daunting challenges in light of numerous factors such as skyrocketing global energy and grain prices and successive natural disasters such as snowstorms, earthquakes and floods. On the domestic oil and petrochemical industries front, particularly the petrochemical sector, given energy and raw materials prices continuing to rise and production costs surging substantially while being unable to transfer the increases to the downstream sectors, the growth of demand will continue to tamper off with escalating market competition and shrinking profitability of companies. As the industry’s economic efficiency will further be impaired, certain enterprises may record losses.

With respect to the Group, the average costs of crude oil processed by the Group may continue to climb in the second half of the year. Since the significant loss in the Company’s oil refining operations arising from the inversion between refined oil product prices and crude oil prices in the country may not be completely reversed, and whether the State’s financial subsidy policies to ensure the supply of refined oil products will change or continue still remains to be seen, the Group cannot be optimistic about the production and operation environment. In light of the above conditions, in the second half of 2008, the Group will continue to follow the work objectives and targets established at the beginning of the year, proceeding with the following tasks in a solid and effective manner:

1.	Continuing to strengthen management work to ensure smooth, stable and high-quality production operations.

2.	Implementing the overall cost leadership strategy thoroughly amid the challenges posed by high oil prices.

3.	Seeking satisfactory and rapid completion of projects through dedicated efforts on corporate development tasks.

4.	Emphasizing coordination and organization and steadily pushing ahead reforms on the Company’s internal systems and mechanisms.

5.	Strengthening team building among staff based on the People-First Principle.

6.	Continuing the active cultivation of a corporate culture that emphasizes fairness, justice, teamwork and harmony.

5.1.	Summary of segmental results (Prepared under China Accounting Standards for Business Enterprises)

Unit: RMB’000

By segment or by product	Operating income	Operating cost	Gross profit margin	Increase/ decrease of operating income compared to the corresponding period last year	Increase/ decrease of operating cost compared to the corresponding period last year	Increase/decrease of gross profit margin compared to the corresponding period last year
			(%)	(%)	(%)	(%)
Synthetic fibres	2,114,272	2,323,306	-9.89	-8.26	9.97	Decrease 18.22 percentage points

Resins and plastics	8,558,916	8,311,658	2.89	5.43	17.64	Decrease 10.07 percentage points

Intermediate petrochemicals	6,058,541	5,034,445	16.90	44.15	54.41	Decrease 5.52 percentage points

Petroleum products	14,590,287	16,220,609	-11.17	44.89	75.22	Decrease 19.24 percentage points

Others	1,585,745	1,414,376	10.81	-27.54	-28.66	Increase 1.41 percentage points

Including: connected transactions	15,319,559	16,650,188	-8.69	46.70	80.44	Decrease 20.33 percentage points

Pricing principles of connected transactions	The directors of the Company (including independent non-executive directors) are of the view that the connected transactions were entered into on normal commercial terms or on terms no less favorable than those offered to or by any third party and were conducted in the ordinary course of business. This was confirmed by the independent non-executive directors of the Company.

Description of the necessity and continuity of connected transactions	The purchases by the Company from Sinopec Corp. and its associates of crude oil related materials and the sales of petroleum products by the Company to them were conducted in accordance with the State’s relevant policy and applicable State tariffs or State guidance prices. As long as the State does not revoke its control over purchases of crude oil, sales of petroleum products and pricing thereof, such connected transactions will continue to happen. The Company sold petrochemical products to Sinopec Corp. and its associates, and Sinopec Corp. and its associates act as agents for the sale of petrochemicals in order to reduce the Company’s inventories, to expand its trading, distribution and sales networks and to improve the Company’s bargaining power with its customers. The Company accepts construction and installation, design, insurance agency and financial services from China Petrochemical Corporation (“Sinopec”) and its associates in order to secure steady and reliable services at reasonable prices.

Including:	During the reporting period, the connected transactions involving the sale of products or provision of services by the listed company to the controlling shareholder and its subsidiaries amounted to RMB15,319.6 million.

5.2	Analysis of geographical segments for principal operations (Prepared under China Accounting Standards for Business Enterprises)

Unit: RMB’000

Geographical location	Operating income	Increase/decrease of operating income compared to the corresponding period of the previous year (%)
Eastern China	30,260,008	22.80
Other regions in the PRC	2,532,887	17.50
Exports	114,866	33.60

5.3	Reasons for substantial changes in the profitability (gross profit margin) of the principal operations as compared to the corresponding period of the previous year (Prepared under China Accounting Standards for Business Enterprises)

In the first half of 2008, gross profit margin of the Group’s principal operations was -1.43%, representing a decrease of 13.18 percentage points year-on-year. This was mainly attributable to international crude oil prices soaring to high levels and repeatedly hitting record highs, as well as a continuous price rise in production material; and refined oil products prices and crude oil prices were seriously inverted as a result of the State’s stringent control over the prices of refined oil products. Gross profit margin of other products saw a decline due to limited price surge amid the State’s strengthened macro-economic control measures and intensed market competition.

5.4	Warning on and description of any possibility of the accumulated net profit forecast for the period from the beginning of the year to the end of the next reporting period turning into a loss or any material change in relation to such forecast as compared to the same period last year and the reasons thereof.

Results forecast	Loss

Description of results forecasts	In the first half of 2008, the crude oil costs of the Company surged substantially as international oil prices soared continuously to high levels, reaching a historic high in July. Refined oil products prices and crude oil prices were seriously inverted as a result of the government’s stringent control over the domestic prices of refined oil products, leading to a severe loss in the Company’s oil refining operation. On the other hand, in line with the recent rapid dip in the international oil prices, downstream petrochemicals prices witnessed a decline, and the Company has yet to gradually dispose of the expensive crude oil in transit and in stock. Besides, whether the government will continue the policy of giving reasonable subsidies to the processing of imported crude oil in the second half is still uncertain. Thus, it is expected the Group will suffer a bigger loss in its overall results for the nine-month period ended 30 September 2008 (adjusted net profit attributable to equity shareholders of the Group for the nine-month period ended 30 September 2007 prepared under China Accounting Standards for Business Enterprises amounted to RMB1,664,225,000).

§6.	MAJOR EVENTS

6.1	Guarantees

Unit: RMB’000

External guarantees provided by the Company (excluding guarantees provided for its controlling subsidiaries)
Guaranteed entities	Date (Agreement signing date)	Guarantee amount	Type of guarantee	Guarantee period	Guarantee expired	Guarantee for a connected party
Shanghai Jinpu Plastics Packaging Material Company Limited	20 July 2007	14,500	Joint guarantee	20 July 2007- 20 July 2008	No	Yes
Others	21 December 2004	16,247	Joint guarantee	21 December 2004 - 21 December 2009	No	Yes
Total amount of guarantees provided during the reporting period						—

Total balance of guarantees as the end of the reporting period						30,747

Guarantees provided by the Company to its controlling subsidiaries

Total amount of guarantees provided for the controlling subsidiaries by the Company during the reporting period						(120,000)

Total balance of guarantees provided for the controlling subsidiaries as at the end of the reporting period						425,000

Total amount of guarantees provided by the Company (including guarantees provided for the controlling subsidiaries)

Total guarantee amount						455,747

Total guarantee amount as a percentage of net asset value (under China Accounting Standards for Business Enterprises (2006)) of the Group)						2.30%

of which:

Amounts of guarantee provided for shareholders, the de facto controller or the other connected parties						—

Amount of debt guarantee directly or indirectly provided for the companies with liabilities to assets ratio of over 70% directly or indirectly						438,250

Amount of guarantee with a total amount of which is over 50% of the net assets						—

Total guarantee amount of the above three items						438,250

6.2	Non-operating connected creditor’s rights and liabilities

Unit: RMB million

Connected party	Connected relationship	Funds provided to connected parties		Funds provided by connected parties to the company
		Net transaction	Balance	Net transaction	Balance
Sinopec Corp.	Controlling shareholder	—	—	0.52	0.52
Sinopec and its subsidiaries	Actual controller and other subsidiaries	(44.39)	0.27	(51.67)	15.02

Total		(44.39)	0.27	(51.15)	15.54

During the reporting period, the listed company had provided RMB nil of funds to the controlling shareholder and its subsidiaries and the balance of funds provided by the listed company to the controlling shareholder and its subsidiaries amounted to RMB nil.

6.3	Other major events and factors, and analysis of solutions

6.3.1	Investments in securities

Unit: RMB’000

No.	Stock code	Abbreviation	Number of shares held as at the end of the period (shares)	Initial investment amount	Book value as at the end of the reporting period	Book value at the beginning of the period	Account category
1	600837	HTSEC	9,904,098	11,164	203,953	223,354	Available-for-sale financial assets

2	600000	SPDB	2,340,000	1,318	51,480	211,200	Available-for-sale financial assets

3	600527	JNGX	2,983,527	898	14,858	44,239	Available-for-sale financial assets

Total			—	13,380	270,291	478,793

6.4	Audit Committee

On 26 August 2008, the Audit Committee of the sixth session of the Board held the first meeting, primarily to review the Group’s interim financial report for the period.

6.5	Purchase, Sale or Redemption of Securities

During the reporting period, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s securities.

6.6	Compliance with Code of Corporate Governance Practices

The Group has complied with all the principles and provisions set out in the Code of Corporate Governance Practices (the “Code”) contained in Appendix 14 to the Listing Rules, except for the following deviation:

Code Provision A.2.1: The roles of chairman and chief executive officer should be separate; responsibilities of chairman and chief executive officer should be clearly established and set out in writing.

Deviation:	Mr. Rong Guangdao is both the chairman and president of the Company.

Reason:	Mr. Rong Guangdao has extensive experience in large-scale petrochemical production enterprise and management. Mr. Rong is the most suitable candidate to serve in the positions of chairman and president of the Company. For the time being, the Company is unable to identify another suitable person who possesses abilities and talent better than or equivalent to Mr. Rong to serve in either of the positions. The same deviation was also reported in the Company’s Corporate Governance Report contained in the annual report for 2007.

6.7	The Model Code

The directors of the Company confirm that the Company has adopted the Model Code set out in Appendix 10 to the Listing Rules. After making specific enquiries with the directors and supervisors of the Company, the Company is not aware of any information that would reasonably indicate that the directors and supervisors of the Company were not in compliance with the requirements of the Model Code during the reporting period.

§7	FINANCIAL STATEMENTS

7.1	Financial Statements prepared under China Accounting Standards for Business Enterprises (Unaudited)

Balance Sheet

	The Group		The Company
	At 30 June 2008 RMB’000	At 31 December 2007 RMB’000	At 30 June 2008 RMB’000	At 31 December 2007 RMB’000
Assets
Current assets
Cash at bank and on hand	758,941	893,165	398,133	634,533
Bills receivable	956,476	1,800,856	803,979	1,669,202
Trade debtors	1,042,672	563,093	854,153	420,734
Advance payments	57,301	123,939	45,671	105,211
Dividends receivable	200,758	—	200,000	—
Other receivables	410,965	254,420	422,264	213,481
Inventories	7,479,426	5,197,849	6,920,699	4,780,473

Total current assets	10,906,539	8,833,322	9,644,899	7,823,634

Non-current assets
Available-for-sale financial assets	270,291	478,793	255,433	434,554
Long-term equity investments	3,165,398	3,543,769	4,470,241	5,081,193
Investment property	506,073	512,793	561,866	569,326
Fixed assets	14,509,446	15,259,283	13,195,613	13,753,579
Construction in progress	1,161,187	965,463	1,134,481	940,491
Intangible assets	587,574	597,897	465,722	460,638

Long-term deferred expenses	148,970	173,807	143,756	167,582
Deferred tax assets	279,944	129,207	279,703	126,519

Total non-current assets	20,628,883	21,661,012	20,506,815	21,533,882

Total assets	31,535,422	30,494,334	30,151,714	29,357,516

Liabilities and shareholders’ equity

Current liabilities
Short-term loans	4,703,190	3,672,942	4,458,190	3,289,642
Bills payable	892,641	300,575	877,430	285,594
Trade creditors	2,640,328	1,913,118	2,114,492	1,797,640
Receipts in advance	360,144	429,516	320,528	397,112
Employee benefits payable	27,222	85,651	21,121	68,212
Taxes payable	(311,367)	70,533	(336,512)	46,333
Interest payable	10,845	11,796	10,845	11,796
Dividends payable	446,199	—	385,143	—
Other payables	1,273,171	1,236,529	1,706,016	1,585,040
Current portion of non-current liabilities	619,359	419,027	450,000	259,097

Total current liabilities	10,661,732	8,139,687	10,007,253	7,740,466

Non-current liabilities
Long-term loans	419,860	639,289	250,000	450,000
Deferred tax liabilities	97,105	150,170	91,371	137,186
Other non-current liabilities	267,249	261,753	267,249	261,753

Total non-current liabilities	784,214	1,051,212	608,620	848,939

Total liabilities	11,445,946	9,190,899	10,615,873	8,589,405

Shareholders’ equity
Share capital	7,200,000	7,200,000	7,200,000	7,200,000
Capital reserve	3,048,961	3,203,842	3,038,492	3,171,623
Surplus reserve	4,766,408	4,766,408	4,766,408	4,766,408
Retained earnings	4,808,422	5,829,194	4,530,941	5,630,080

Total equity attributable to equity shareholders of the Company	19,823,791	20,999,444	19,535,841	20,768,111
Minority interests	265,685	303,991	—	—

Total equity	20,089,476	21,303,435	19,535,841	20,768,111
Total liabilities and shareholders’ equity	31,535,422	30,494,334	30,151,714	29,357,516

Income Statement

	Six-month period ended 30 June
	The Group		The Company
	2008 RMB’000	2007 RMB’000	2008 RMB’000	2007 RMB’000
Operating income	32,907,761	26,883,431	30,432,883	23,917,553
Less: Operating costs	33,304,394	23,678,698	31,021,843	20,974,168
Business taxes and surcharges	572,750	352,076	567,321	345,312
Selling and distribution expenses	270,356	243,101	227,827	197,250
General and administrative expenses	899,460	813,358	785,416	694,282
Financial expenses	139,034	88,757	112,507	70,934
Impairment loss	71,956	(106)	182,227	143
Add: Investment income	285,100	787,286	257,679	983,780
Including: income from investment in associates and jointly controlled entities	147,101	384,912	133,500	372,876

Operating (loss)/profit	(2,065,089)	2,494,833	(2,206,579)	2,619,244
Add: Non-operating income	1,642,207	10,969	1,640,775	8,819
Less: Non-operating expenses	26,057	51,807	25,651	39,849
Including: loss from disposal of non-current assets	2,024	16,140	2,023	5,859

(Loss)/profit before income tax	(448,939)	2,453,995	(591,455)	2,588,214
Less: Income tax	(102,557)	665,244	(140,316)	641,077

Net (loss)/profit	(346,382)	1,788,751	(451,139)	1,947,137

Attributable to:
Equity shareholders of the Company	(372,772)	1,758,290
Minority shareholders	26,390	30,461

Basic and diluted (loss)/earnings per share	(0.052)	0.244

Cash Flow Statement

	Six-month period ended 30 June
	The Group		The Company
	2008 RMB’000	2007 RMB’000	2008 RMB’000	2007 RMB’000
Cash flows from operating activities:
Cash received from sale of goods and rendering of services	39,222,587	31,315,528	35,933,384	27,534,488
Refund of taxes	83,917	9,679	83,917	—
Other cash received relating to operating activities	1,419,246	2,635	1,417,933	545

Sub-total of cash inflows	40,725,750	31,327,842	37,435,234	27,535,033

Cash paid for goods and services	(39,938,084)	(28,213,551)	(37,126,600)	(24,828,352)
Cash paid to and for employees	(920,685)	(889,202)	(735,542)	(629,052)
Cash paid for all types of taxes	(473,148)	(725,437)	(431,337)	(693,424)
Other cash paid relating to operating activities	(202,651)	(164,397)	(185,884)	(167,276)

Sub-total of cash outflows	(41,534,568)	(29,992,587)	(38,479,363)	(26,318,104)

Net cash (outflow)/inflow from operating activities	(808,818)	1,335,255	(1,044,129)	1,216,929

Cash flows from investing activities:
Cash received from disposal of investments	153,997	477,873	120,001	392,781
Cash received from investment income	335,318	269,351	327,239	549,575
Net cash received from disposal of fixed assets and intangible assets	12,437	47,133	6,834	31,702
Other cash received relating to investing activities	34,249	21,644	29,367	18,068

Sub-total of cash inflows	536,001	816,001	483,441	992,126
Cash paid for acquisition of fixed assets and intangible assets	(416,035)	(673,039)	(411,920)	(656,148)

Sub-total of cash outflows	(416,035)	(673,039)	(411,920)	(656,148)

Net cash inflow from investing activities	119,966	142,962	71,521	335,978

Cash flows from financing activities:
Proceeds from borrowings	13,993,717	7,315,948	13,860,717	6,960,948

Sub-total of cash inflows	13,993,717	7,315,948	13,860,717	6,960,948

Repayment of borrowings	(12,912,189)	(8,773,440)	(12,633,166)	(8,586,613)
Cash paid for dividends, profits distribution and interest	(526,071)	(112,868)	(491,337)	(72,877)

Sub-total of cash outflows	(13,438,260)	(8,886,308)	(13,124,503)	(8,659,490)

Net cash inflow/(outflow) from financing activities	555,457	(1,570,360)	736,214	(1,698,542)
Effect of foreign exchange rate changes on cash and cash equivalents	(829)	(1,008)	(6)	(36)

Net decrease in cash and cash equivalents	(134,224)	(93,151)	(236,400)	(145,671)
Add: cash and cash equivalents at the beginning of the period	893,165	894,650	634,533	551,693

Cash and cash equivalents at the end of the period	758,941	801,499	398,133	406,022

Consolidated Statement of changes in shareholders’ equity

(Expressed in Renminbi ’000)

	Six-month period ended 30 June
	2008							2007
	Attributable to equity shareholders of the Company							Attributable to equity shareholders of the Company
	Share capital	Capital reserve	Surplus reserve	Retained earnings	Subtotal	Minority interests	Total equity	Share capital	Capital reserve	Surplus reserve	Retained earnings	Subtotal	Minority interests	Total equity
Balance at 31 December	7,200,000	3,203,842	4,766,408	5,829,194	20,999,444	303,991	21,303,435	7,200,000	2,945,607	4,610,707	4,516,774	19,273,088	336,013	19,609,101
Changes in accounting policies	—	—	—	—	—	—	—	—	(67,380)	(36,733)	200,744	96,631	—	96,631

Balance at 1 January	7,200,000	3,203,842	4,766,408	5,829,194	20,999,444	303,991	21,303,435	7,200,000	2,878,227	4,573,974	4,717,518	19,369,719	336,013	19,705,732
Changes in equity for the period
Net (loss)/profit for the period	—	—	—	(372,772)	(372,772)	26,390	(346,382)	—	—	—	1,758,290	1,758,290	30,461	1,788,751
Gain and loss recognised directly in equity
— Net changes in fair value of available-for-sale financial assets	—	(154,881)	—	—	(154,881)	—	(154,881)	—	269,804	—	—	269,804	—	269,804
Appropriation of profits
— Distribution to shareholders	—	—	—	(648,000)	(648,000)	(64,696)	(712,696)	—	—	—	(288,000)	(288,000)	(5,686)	(293,686)

Balance at 30 June	7,200,000	3,048,961	4,766,408	4,808,422	19,823,791	265,685	20,089,476	7,200,000	3,148,031	4,573,974	6,187,808	21,109,813	360,788	21,470,601

Statement of changes in shareholders’ equity

(Expressed in Renminbi ’000)

	Six-month period ended 30 June
	2008					2007
	Share capital	Capital reserve	Surplus reserve	Retained earnings	Total equity	Share capital	Capital reserve	Surplus reserve	Retained earnings	Total equity
Balance at 31 December	7,200,000	3,171,623	4,766,408	5,630,080	20,768,111	7,200,000	2,945,607	4,610,707	4,516,774	19,273,088
Changes in accounting policies	—	—	—	—	—	—	(76,932)	(36,733)	(330,594)	(444,259)

Balance at 1 January	7,200,000	3,171,623	4,766,408	5,630,080	20,768,111	7,200,000	2,868,675	4,573,974	4,186,180	18,828,829
Changes in equity for the period
Net (loss)/profit for the period	—	—	—	(451,139)	(451,139)	—	—	—	1,947,137	1,947,137
Gain and loss recognised directly in equity
— Net changes in fair value of available-for-sale financial assets	—	(133,131)	—	—	(133,131)	—	255,121	—	—	255,121
Appropriation of profits
— Distribution to shareholders	—	—	—	(648,000)	(648,000)	—	—	—	(288,000)	(288,000)

Balance at 30 June	7,200,000	3,038,492	4,766,408	4,530,941	19,535,841	7,200,000	3,123,796	4,573,974	5,845,317	20,743,087

7.2	There is no correction of accounting errors during the period ended 30 June 2008.

7.3	There is no significant change for the scope of the company’s consolidated financial statements during the period ended 30 June 2008.

7.4	Financial statements prepared under IFRS (Unaudited)

This interim financial report for the six-month period ended 30 June 2008 is unaudited, but has been reviewed by KPMG in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants, whose unmodified review report is included in the interim report to be sent to shareholders.

Consolidated Income Statement (Unaudited)

	Note	Six-month period ended 30 June
		2008 RMB’000		2007 RMB’000
Turnover	2		32,867,105		26,820,241
Sales taxes and surcharges			(572,750)		(352,076)

Net sales			32,294,355		26,468,165
Other income	2		1,627,727		—
Cost of sales			(34,218,330)		(24,413,090)

Gross (loss) / profit			(296,248)		2,055,075
Selling and administrative expenses			(270,356)		(243,101)
Other operating income			56,363		63,414
Other operating expenses
— Employee reduction expenses			(35,631)		(50,733)
— Others			(32,777)		(64,805)

Total other operating expenses			(68,408)		(115,538)

(Loss) / profit from operations			(578,649)		1,759,850

Financial income			97,314		36,766
Financial expenses			(236,348)		(125,523)

Net financing costs			(139,034)		(88,757)

Investment income			131,772		413,119
Share of profits of associates and jointly controlled entities			152,101		384,912

(Loss) / profit before taxation	2, 3		(433,810)		2,469,124
Taxation	4		102,120		(653,094)

(Loss) / profit after taxation			(331,690)		1,816,030

Attributable to:
Equity shareholders of the Company			(358,080)		1,785,569
Minority interests			26,390		30,461

(Loss) / profit after taxation			(331,690)		1,816,030

Basic (loss) / earnings per share	5	RMB	(0.050)	RMB	0.248

Consolidated Balance Sheet (Unaudited)

	Note	At 30 June 2008 RMB’000	At 31 December 2007 RMB’000
Non-current assets
Property, plant and equipment		14,240,780	14,977,237
Investment property		506,073	512,793
Construction in progress		1,158,037	962,313
Interest in associates and jointly controlled entities		2,690,387	3,068,135
Other investments		510,302	714,427
Lease prepayments and other assets		615,926	649,337
Goodwill		22,415	22,415
Deferred tax assets		212,994	9,629

Total non-current assets		19,956,914	20,916,286

Current assets
Inventories		7,479,426	5,197,849
Trade debtors	7	241,568	212,257
Bills receivable	7	933,976	1,757,131
Deposits, other debtors and prepayments		555,471	262,918
Amounts due from related parties	7	1,356,774	515,222
Income tax recoverable		—	98,222
Cash and cash equivalents		758,941	893,165

Total current assets		11,326,156	8,936,764

Current liabilities
Loans and borrowings	8	5,322,549	4,091,969
Trade creditors	9	2,198,130	1,504,454
Bills payable	9	178,141	300,575
Other creditors		1,477,655	1,442,284
Amounts due to related parties	9	1,911,970	904,870
Income tax payable		22,003	17,580

Total current liabilities		11,110,448	8,261,732

Net current assets		215,708	675,032

Total assets less current liabilities carried forward		20,172,622	21,591,318

	Note	At 30 June 2008 RMB’000	At 31 December 2007 RMB’000
Total assets less current liabilities brought forward		20,172,622	21,591,318

Non-current liabilities
Loans and borrowings	8	419,860	639,289

Total non-current liabilities		419,860	639,289

Net assets		19,752,762	20,952,029

Shareholders’ equity
Share capital	10	7,200,000	7,200,000
Reserves	10	12,287,077	13,448,038

Total equity attributable to equity shareholders of the Company		19,487,077	20,648,038
Minority interests		265,685	303,991

Total equity		19,752,762	20,952,029

Notes to the unaudited interim financial report:

1	Principal activities and basis of preparation

Sinopec Shanghai Petrochemical Company Limited (“the Company”) and its subsidiaries (collectively “the Group”) is a highly integrated entity which processes crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products. The Company is a subsidiary of China Petroleum & Chemical Corporation (“Sinopec Corp”).

This interim financial report is unaudited, but has been reviewed by KPMG in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants.

The interim financial report has been prepared in accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standard 34 “Interim Financial Reporting” adopted by the International Accounting Standards Board (“IASB”).

The preparation of interim financial report in conformity with International Financial Reporting Standards requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

The financial information relating to the financial year ended 31 December 2007 included in the interim financial report do not constitute the Company’s statutory financial statements for that financial year but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2007 are available from the Company’s registered office. The Company’s independent auditors have expressed an unqualified opinion on those financial statements in their audit report dated 7 April 2008.

The accounting policies have been consistently applied by the Group and are consistent with those adopted in the 2007 annual financial statements. The 2007 annual financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB. IFRS includes International Accounting Standards (“IAS”) and related interpretations.

2	Segment reporting

Reportable information on the Group’s operating segments is as follows:

	Six-month period ended 30 June
	2008 RMB’000	2007 RMB’000
Turnover and other income
Manufactured Products
Synthetic fibres
— External sales	2,114,272	2,304,678
— Intersegment sales	42	46

Total	2,114,314	2,304,724

Resins and plastics
— External sales	8,558,916	8,117,734
— Intersegment sales	50,534	35,115

Total	8,609,450	8,152,849

Intermediate petrochemicals
— External sales (note a)	6,058,541	4,202,885
— Intersegment sales	11,257,562	8,440,840

Total	17,316,103	12,643,725

Petroleum products
— External sales (note a)	14,590,287	10,069,800
— Intersegment sales	1,171,981	782,449
— Other income (note b)	1,627,727	—

Total	17,389,995	10,852,249

All others
— External sales	1,545,089	2,125,144
— Intersegment sales	1,131,348	1,535,505

Total	2,676,437	3,660,649

Elimination of intersegment sales	(13,611,467)	(10,793,955)
Turnover and other income	34,494,832	26,820,241

(Loss) / profit before taxation
(Loss) / profit from operations
Synthetic fibres	(24,280)	103,440
Resins and plastics	12,471	576,169
Intermediate petrochemicals	56,341	520,432
Petroleum products	(626,476)	477,217
All others	3,295	82,592

Consolidated (loss) / profit from operations	(578,649)	1,759,850
Net financing costs	(139,034)	(88,757)
Investment income	131,772	413,119
Share of profits of associates and jointly controlled entities	152,101	384,912

(Loss) / profit before taxation	(433,810)	2,469,124

Note (a):	External sales include sales to Sinopec Corp Group companies as follows:

	Six-month period ended 30 June
	2008 RMB’000	2007 RMB’000
Sales to Sinopec Corp Group companies
Intermediate petrochemicals	1,670,193	1,195,851
Petroleum products	12,611,224	8,360,613

Total	14,281,417	9,556,464

Note (b):	During the period ended 30 June 2008, the Group recognised grant income of RMB 1,627,727,000 (period ended 30 June 2007: RMB Nil). These grants were mainly for compensation of losses incurred due to the distortion of the correlation of domestic refined petroleum product prices and the crude oil prices, and the measures taken by the Group to stabilise the supply in the PRC refined petroleum product market during the period. There are no unfilled conditions and other contingencies attached to the receipts of these grants. There is no assurance that the Group will continue to receive such grants in the future.

3	(Loss) / profit before taxation

(Loss) / profit before taxation is arrived at after charging/ (crediting):

	Six-month period ended 30 June
	2008 RMB’000	2007 RMB’000
Interest on bank loans and advances	246,394	160,830
Less: Amount capitalised as construction in progress	(10,046)	(35,307)

Interest expense, net	236,348	125,523

Cost of inventories sold	34,218,330	24,413,090
Depreciation	825,263	817,110
Write down of inventories	71,930	—
Amortisation of lease prepayment and other assets	8,428	8,372
Net profit on sale of available-for-sale securities	(131,772)	(413,119)
Net (gain) / loss on disposal of property, plant and equipment	(5,177)	12,806

4	Taxation

Taxation in the consolidated income statement represents:

	Six-month period ended 30 June
	2008	2007
	RMB’000	RMB’000
Provision for PRC income tax for the period	49,617	676,220
Deferred taxation	(151,737)	(23,126)

	(102,120)	653,094

The charge for PRC income tax is calculated at the rate of 25% (2007: 33%) on the estimated assessable income of the period determined in accordance with relevant income tax rules and regulations. The Company did not carry out business overseas and therefore does not incur overseas income taxes.

5	Basic (loss) / earnings per share

The calculation of basic (loss) / earnings per share is based on the loss attributable to shareholders of the Company for the period of RMB 358,080,000 (period ended 30 June 2007: a profit of RMB 1,785,569,000) and 7,200,000,000 (six-month period ended 30 June 2007: 7,200,000,000) shares in issue during the period.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for both periods.

6	Dividends

	Six-month period ended 30 June
	2008	2007
	RMB’000	RMB’000
Final dividend in respect of the previous financial year, approved during the period, of RMB 0.09 per share (2007: RMB 0.04 per share)	648,000	288,000

Pursuant to a resolution passed at the Annual General Meeting held on 12 June 2008, a final dividend of RMB 648,000,000 (2007: RMB 288,000,000) was declared and approved for the year ended 31 December 2007. The Directors do not recommend the payment of an interim dividend for the period (2007: RMB Nil).

7	Trade accounts receivable

	At 30 June 2008	At 31 December 2007
	RMB’000	RMB’000
Trade debtors	266,159	236,848
Less: Impairment losses for bad and doubtful debts	(24,591)	(24,591)

	241,568	212,257
Bills receivable	933,976	1,757,131
Amounts due from related parties	1,356,774	515,222

	2,532,318	2,484,610

The aging analysis of trade accounts receivable (net of impairment losses for bad and doubtful debts) is as follows:

	At 30 June 2008	At 31 December 2007
	RMB’000	RMB’000
Invoice date:
Within one year	2,531,688	2,483,551
Between one and two years	630	1,059

	2,532,318	2,484,610

Sales are generally on a cash basis. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

8	Loans and borrowings

	At 30 June 2008	At 31 December 2007
	RMB’000	RMB’000
Short-term loans	4,703,190	3,672,942
Current portion of long-term bank loans	619,359	419,027

Loans and borrowings — current	5,322,549	4,091,969
Loans and borrowings — non-current	419,860	639,289

	5,742,409	4,731,258

9	Trade accounts payable

	At 30 June 2008	At 31 December 2007
	RMB’000	RMB’000
Trade creditors	2,198,130	1,504,454
Bills payable	178,141	300,575
Amounts due to related parties	1,911,970	904,870

	4,288,241	2,709,899

The maturity analysis of trade accounts payable is as follows:

	At 30 June 2008	At 31 December 2007
	RMB’000	RMB’000
Due within 1 month or on demand	3,969,197	2,439,156
Due after 1 month and within 3 months	312,044	270,743
Due after 3 months and within 6 months	7,000	—

	4,288,241	2,709,899

10	Capital and reserves

	Note		Attributable to equity shareholders of the Company									Minority interests	Total equity
			Share capital	Share premium	Statutory surplus reserve	Capital reserve	Discretionary surplus reserves	Excess over share capital	Fair value reserve	Retained profits	Total
			RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At 1 January 2007:			7,200,000	2,420,841	3,330,193	4,180	1,280,514	(148,604)	21,949	4,867,270	18,976,343	336,013	19,312,356
Unrealised gain for changes in fair value of available-for-sale securities, net of deferred tax			—	—	—	—	—	—	546,594	—	546,594	—	546,594
Transfer to profit or loss on disposal of available-for-sale securities, net of deferred tax			—	—	—	—	—	—	(276,790)	—	(276,790)	—	(276,790)
Profit attributable to shareholders			—	—	—	—	—	—	—	1,785,569	1,785,569	30,461	1,816,030
Adjustment to statutory surplus reserve	(a	)	—	—	11,786	—	—	—	—	(11,786)	—	—	—
Dividends approved in respect of previous year	6		—	—	—	—	—	—	—	(288,000)	(288,000)	—	(288,000)
Dividends paid to minority shareholders			—	—	—	—	—	—	—	—	—	(5,686)	(5,686)

At 30 June 2007			7,200,000	2,420,841	3,341,979	4,180	1,280,514	(148,604)	291,753	6,353,053	20,743,716	360,788	21,104,504

At 1 July 2007			7,200,000	2,420,841	3,341,979	4,180	1,280,514	(148,604)	291,753	6,353,053	20,743,716	360,788	21,104,504
Unrealised gain for changes in fair value of available-for-sale securities, net of deferred tax			—	—	—	—	—	—	295,408	—	295,408	—	295,408
Transfer to profit or loss on disposal of available-for-sale securities, net of deferred tax			—	—	—	—	—	—	(239,597)	—	(239,597)	—	(239,597)
(Loss) / profit attributable to shareholders			—	—	—	—	—	—	—	(151,489)	(151,489)	18,595	(132,894)
Adjustment to statutory surplus reserve	(a	)	—	—	(48,519)	—	—	—	—	48,519	—	—	—
Appropriation	(b	)	—	—	192,434	—	—	—	—	(192,434)	—	—	—
Dividends paid to minority shareholders			—	—	—	—	—	—	—	—	—	(75,392)	(75,392)

At 31 December 2007			7,200,000	2,420,841	3,485,894	4,180	1,280,514	(148,604)	347,564	6,057,649	20,648,038	303,991	20,952,029

At 1 January 2008:			7,200,000	2,420,841	3,485,894	4,180	1,280,514	(148,604)	347,564	6,057,649	20,648,038	303,991	20,952,029
Unrealised gain for changes in fair value of available-for-sale securities, net of deferred tax			—	—	—	—	—	—	(56,052)	—	(56,052)	—	(56,052)
Transfer to profit or loss on disposal of available-for-sale securities, net of deferred tax			—	—	—	—	—	—	(98,829)	—	(98,829)	—	(98,829)
(Loss) / profit attributable to shareholders			—	—	—	—	—	—	—	(358,080)	(358,080)	26,390	(331,690)
Dividends approved in respect of previous year	6		—	—	—	—	—	—	—	(648,000)	(648,000)	—	(648,000)
Dividends paid to minority shareholders			—	—	—	—	—	—	—	—	—	(64,696)	(64,696)

At 30 June 2008			7,200,000	2,420,841	3,485,894	4,180	1,280,514	(148,604)	192,683	5,051,569	19,487,077	265,685	19,752,762

(a)	Commencing from 1 January 2007, the Group has adopted the China Accounting Standards for Business Enterprises issued by the Ministry of Finance of the PRC (the “MOF”) on 15 February 2006, certain PRC accounting policies have been changed and applied retrospectively. The net profits as determined in accordance with the China Accounting Standards for Business Enterprises for prior periods have been restated and the statutory surplus reserve has been adjusted based on 10% of the restated net profits. The adjustment to the statutory surplus reserve was reflected as a movement in 2007.
(b)	According to the Company’s Articles of Association, the Company is required to transfer 10% of the Company’s profit after taxation, as determined under China Accounting Standards for Business Enterprises, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital.

11	Contingent liabilities

(a)	Financial guarantees issued:

	At 30 June 2008	At 31 December 2007
	RMB’000	RMB’000
Guarantees issued to banks in favour of
— associates	14,500	14,500
— joint ventures	16,247	16,247

	30,747	30,747

Guarantees issued to banks in favour of associates and joint ventures are given to the extent of the Company’s respective interest in these entities. The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognise any such losses under guarantees when those losses are estimable. At 30 June 2008, it is not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for a loss related to the Group’s obligation under the guarantees arrangement.

(b)	Income tax differences

Regarding the issue on the enterprise income tax differences arising from prior years as disclosed in Note 11(a) and 32(b) in the Company’s 2007 financial statements, the Company has been informed by the relevant tax authority to settle the enterprise income tax (“EIT”) for 2007 at a rate of 33 percent. Up till now, the Company has not been requested to pay additional EIT in respect of any years prior to 2007. Except for the above, there is no further development of this matter during the six-month period ended 30 June 2008.

7.5	Differences between financial statements prepared under the China Accounting Standards for Business Enterprises and International Financial Reporting Standards (“IFRS”)

The below figures are extracted from the interim financial statements prepared in accordance with the China Accounting Standards and IFRS, both of which have not been audited.

The Company also prepares a set of financial statements which complies with the China Accounting Standards for Business Enterprises (“CAS (2006)”). A reconciliation of the Group’s net (loss)/ profit and shareholders’ equity prepared under the China Accounting Standards for Business Enterprises and IFRS is presented below.

Other than the differences in the classification of certain financial statements assertions and the accounting treatment of the items described below, there are no material differences between the Group’s financial statements prepared in accordance with the China Accounting Standards for Business Enterprises and IFRS. The major differences are:

Notes:

(i)	Government grants

Under the China Accounting Standards for Business Enterprises, government subsidies defined as capital contributions according to the relevant government requirements are not considered a government grant, but instead should be recorded as an increase in capital reserves.

Under IFRS, such grants are offset against the cost of asset to which the grants related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(ii)	Revaluation of land use rights

Under IFRS, land use rights are carried at historical cost less accumulated amortisation. Under the China Accounting Standards for Business Enterprises, land use rights are carried at revalued amount less accumulated amortisation.

(iii)	Goodwill

Under the China Accounting Standards for Business Enterprises, the Group no longer amortises positive goodwill effective 1 January 2007. From 1 January 2007, goodwill is tested annually for impairment.

Under IFRS, with reference to IFRS 3, “Business combinations”, the Group no longer amortises goodwill effective 1 January 2005. From 1 January 2005, goodwill is tested annually for impairment.

As a result, there are no differences in respect of goodwill amortisation between the China Accounting Standards for Business Enterprises and IFRS effective 1 January 2007. The difference in the shareholders’ equity represents the two years of amortisation of positive goodwill during the period from 1 January 2005 to 31 December 2006 under the previous China Accounting Rules and Regulations.

(iv)	Change in tax rate on deferred tax

As the EIT rate applicable to the Company was changed from 33% in 2007 to 25% in 2008, deferred tax recognised as at 31 December 2007 is based on the 25% tax rate that is expected to apply to the period when the asset is realised or the liability is settled. The amount represents the effects of change in tax rate on deferred tax assets.

The effect on the Group’s net (loss)/profit and shareholders’ equity of significant differences between the China Accounting Standards for Business Enterprises and IFRS are summarised below:

	Note		Six-month period ended 30 June
			2008	2007
			RMB’000	RMB’000
				(restated)#
(Loss)/profit attributable to equity shareholders of the Company under the China Accounting Standards for Business Enterprises			(372,772)	1,758,290
Adjustments:
Reduced depreciation on government grants	(i	)	13,380	13,380
Amortisation of revaluation of land use rights	(ii	)	1,749	1,749
Effects of the above adjustments on taxation			(437)	(577)
Effects of change in tax rate on deferred tax	(iv	)	—	12,727

(Loss)/profit attributable to equity shareholders of the Company under IFRS			(358,080)	1,785,569

#	After the publication of 2007 interim report, further interpretations on CAS (2006) were issued. The Group reviewed the consolidated income statement for the six-month period ended 30 June 2007 in accordance with these interpretations during the preparation of the 2008 interim report. The net profits as determined in accordance with the China Accounting Rules and Regulations for prior periods have been restated. As a result, the comparative figures have been adjusted accordingly.

	Note		At 30 June 2008	At 31 December 2007
			RMB’000	RMB’000
Total equity attributable to equity shareholders of the Company under the China Accounting Standards for Business Enterprises			19,823,791	20,999,444
Adjustments:
Government grants	(i	)	(223,779)	(237,159)
Revaluation of land use rights	(ii	)	(165,505)	(167,254)
Goodwill	(iii	)	22,415	22,415
Effects of the above adjustments on taxation			30,155	30,592

Total equity attributable to equity shareholders of the Company under IFRS			19,487,077	20,648,038

By order of the Board
Rong Guangdao
Chairman

Shanghai, the PRC, 27 August 2008

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.